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Karl Williams [redacted]

Big Wins & Bigger Goals – Join Our Next Growth Phase!

Uncle Waithley <investors@unclewaithleys.com> Wed, Jan 29, 2025 at 10:31 AM
To: Uncle Waithle <info unclewaithleys.com>
Bcc: [redacted]

Hello Uncle Waithley's Family,

Thanks for your continued belief and support of Uncle Waithley's. We've achieved remarkable milestones together, and we are only just getting started. Since day one, our mission has been to craft premium, Caribbean-inspired beverages that stand out for their quality and authenticity. Our leadership team remains steadfast and this commitment has led to growth and opportunities to expand our brand and our reach.

In 2022, we took a bold step with our first equity crowdfunding campaign, raising **$288K** to fuel our initial growth. With your support, we turned those funds into significant achievements:

- **Opened New Markets:** Florida, North Carolina, and the DC and Northern Virginia area
- **Created Capacity:** Built out organization relationships for financial management, forecasting, planning, legal, distribution, and shipping
- **Innovated:** Redesigned our packaging, reduced our sugar content, and added two new flavors
- **Increased our Brand Profile in the Industry:** Had an impactful presence at Newtopia Now, Summer and Winter Fancy Foods, and Bar Convent Brooklyn
- **Won Big**: Secured $100K as a top 5 winner of the prestigious Black Ambition Competition.
- **Attracted Capital**: Raised an additional $275K, including $50K from Whole Foods Market (WFM).
- **Got into some prestigious volume driving programs:**: Accepted into elite programs including WFM's LEAP On The Verge and UNFI's UpNext Accelerator.

These wins, combined with your unwavering partnership, have set us on a trajectory for sustained success.

Now, we're ready to take things to the next level.

We're excited to announce the upcoming launch of our second equity crowdfunding campaign, with a target of **$600,000 on a SAFE (Simple Agreement for Future Equity).** As part of the Uncle Waithley's family, you'll have exclusive early access to invest and help us write the next chapter of our journey.

This funding will allow us to further expand our Sales team capacity, Marketing efforts, and Account focused programing for our best customers, all leading to accelerated growth. .

If you're interested in investing or have questions about this opportunity, please don't hesitate to reach out via (**investor@unclewaithleys.com**). We're here to chat, provide details, and ensure you have all the information you need. You can also reach out to Karl directly on LinkedIn (Karl Franz Williams) or by email: [redacted] .

Together, we're making history, and we can't wait to see where this next phase of growth takes us.

Let's raise a toast to bold steps and bright futures!

Warm regards,

On behalf of the Uncle Waithley's Team